Exhibit 15.1

XYRATEX LTD

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at beginning	Charged to costs and		Charged to other		Balance at end of
	of period	expenses	Acquisition	accounts	Deductions	period
			(US dollars in thousands)
Year ended November 30, 2008:
Deferred tax valuation allowance	$4,347	—	—	25,119	—	$29,466
Warranty provision	$3,543	3,765	—	—	(3,354)	$3,954
Allowance for doubtful accounts	$434	394	—	—	(188)	$640

Year ended November 30, 2007:
Deferred tax valuation allowance	$17,271	—	—	(12,924)	—	$4,347
Warranty provision	$3,156	3,099	—	—	(2,712)	$3,543
Allowance for doubtful accounts	$411	159	—	—	(136)	$434

Year ended November 30, 2006:
Deferred tax valuation allowance	$16,901	—	—	370	—	$17,271
Warranty provision	$2,545	3,280	—	—	(2,669)	$3,156
Allowance for doubtful accounts	$316	650	19	—	(574)	$411